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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

United Retail Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

911380103

(Cusip Number)

John Pound
Integrity Brands, Inc.
258 Harvard Street #313
Brookline MA 02446
617-731-4070

With a copy to:

Robert Birnbaum, Esq.
Paul Bork, Esq.
Foley Hoag, LLP
155 Seaport Blvd.
Boston MA 02210
617-832-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911380103			Page 2 of 8

1.	Name of Reporting Person: Integrity Brands Fund IIS, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 678,585

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 678,585

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 678,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.36%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 911380103			Page 3 of 8

1.	Name of Reporting Person: John Pound		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 678,585

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 678,585

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 678,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.36%

14.	Type of Reporting Person (See Instructions): IN

The joint statement of Integrity Brands Funds IIS, LLC, a Massachusetts limited liability company (the “Fund”) and John Pound, the sole managing member of the Fund (collectively with the Fund, the “Reporting Persons”) on Schedule 13D dated October 1, 2004, in respect of the common stock, par value $0.001 per share (the “Common Stock”) of United Retail Group, Inc. a Delaware corporation (the “Company”) is hereby amended and supplemented as follows:

Item 4. Purpose of Transaction

The following three paragraphs are added following the second paragraph:

By letter dated October 12, 2004 addressed to Mr. Remeta, Vice Chairman of the Company, Mr. Pound requested a meeting with the management team of the Company. A copy of that letter is filed as Exhibit 2 and incorporated herein by reference. By letter dated November 15, 2004 addressed to Mr. Pound, Mr. Remeta advised that he was interested in meeting with Mr. Pound in January 2005. A copy of that letter is filed as Exhibit 3 and is incorporated herein by reference.

Mr. Pound and Mr. Remeta met for about 90 minutes on January 18, 2005 at the Company’s offices in Rochelle Park, NJ. They engaged in a general discussion about retail industry, the Company and other companies that Mr. Pound has been associated with in recent years. On January 25, 2005, Mr. Remeta advised Mr. Pound that the Company wished to schedule a dinner meeting among Mr. Pound, Mr. Remeta, and Mr. Benaroya, the Company’s Chief Executive Officer, to take place in mid-March 2005.

On February 25, 2005, Mr. Pound delivered on behalf of the Fund a notice pursuant to the Company’s By-laws of nomination of four candidates for election as directors of the Company at its next annual meeting of stockholders. A copy of that notice is attached as Exhibit 4 and incorporated herein by reference. On February 25, 2005, Mr. Pound provided a courtesy copy of this notice of nomination to Mr. Remeta. A copy of Mr. Pound’s letter to Mr. Remeta is filed as Exhibit 5 and incorporated herein by reference.

Item 5. Interest In Securities of the Issuer

The following paragraph is added:

As of the date of Amendment No. 1, the Fund beneficially owns 678,585 shares of Common Stock, representing 5.36% of the outstanding Common Stock, based on 12,657,934 shares outstanding as reported on the Company’s Form 10-Q for the quarter ended October 31, 2004; Mr. Pound is deemed to beneficially own all shares of Common Stock owned by the Fund, as to which dispositive and voting power may be deemed to be shared. There have been no purchases or sales of Common Stock by the reporting persons in the sixty days preceding the date of Amendment No. 1.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Company

Except for matters described herein or in the Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such and any persons with respect to any securities of the Company, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Joint Filing Agreement (Exhibit 1)*

Letter dated October 12, 2004 to Mr. Remeta (Exhibit 2)**

Letter dated November 15, 2004 to Mr. Pound (Exhibit 3)**

Letter dated February 25, 2005 to Mr. Carroll (Exhibit 4)**

Letter dated February 25, 2005 to Mr. Remeta (Exhibit 5)**

* - previously filed
** - filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2005

INTEGRITY BRANDS FUND IIS, LLC

By:	/s/ JOHN POUND

Name: John Pound Title: Managing Member

JOHN POUND

By:	/s/ JOHN POUND

John Pound

Exhibit 2

October 12, 2004

George Remeta
Vice Chairman & Chief Administrative Officer
United Retail Group, Inc.
365 West Passaic Street
New Rochelle NJ 07662

Dear George:

Thanks for your recent phone call. Per our discussion, the purpose of this letter is to provide you with a written request for a meeting with the senior management team of United Retail Group – and, also as per your request, to describe why we think that meeting with us at this point in time is appropriate.

As you are aware from our previous conversations, Integrity Brands originates and oversees investments exclusively in the branded specialty retail space. My colleagues and I have each managed and overseen leading public brand and branded specialty retail companies (and continue to do so). We use our experience and knowledge base to identify undervalued situations, where we understand the brand, merchandising, and operating issues at a fine level of detail, and believe that an investment can earn high returns. Once invested, we then seek to play an active role, leveraging our industry expertise to help guide and ensure value creation.

We have in past situations formed close alliances with companies, and ultimately played a material role in helping to guide the business. We made our investment in URGI with the expectation of replicating and extending that record.

Our request for a meeting with you reflects those goals. We have been involved with product- and merchandising driven turnarounds and expansions in the apparel space. As such, we have personal knowledge of the strategic and operating challenges that you currently face. We wish to meet with you to share our views, and to explore whether there are areas where your turnaround efforts can be enhanced by the input that we can offer.

I hope this clarifies our rationale for meeting with you. I believe that our profile and the premise for a meeting with us are different than that associated with other public market investors in your stock. I also know – again, from past, similar situations — that we can work with you to ensure that any concerns you may have about issues such as Reg FD can be dealt with.

Please let me know when you have had a chance to review our request. With respect to scheduling, my hope is that we can identify a mutually convenient time to meet within the next four weeks. I am of course available to answer any questions you may have.

Yours truly,
/s/ John Pound

Exhibit 3

UNITED RETAIL GROUP, INC.

GEORGE REMETA
Vice Chairman
Chief Administrative Officer

November 15,2004

Mr. John Pound
Integrity Brands
258 Harvard Street, #313
Brookline, MA 02446

Dear Mr. Pound;

     I’m writing in response to your request to meet with the senior management of United Retail to have an exchange of views and explore whether there are areas where our merchandising strategy can be enhanced by your firm’s input.

     As I indicated in my letter, dated July 16, 2003, we believe that we are on the right track in merchandising and have all the internal and external resources that we need. (As you know, the top line has begun to rise.) We remain open to new ideas, however, from both inside and outside the Company.

     I am interested in hearing in more detail about how your firm’s advisory capabilities would complement our efforts in a cost effective way. If the two firms appear to be a good fit after a preliminary discussion, I’ll arrange a follow-up meeting with Raphael for a more detailed presentation on your part.

     I’lI have my assistant, Nancy Grabusnik, call your office to set a convenient meeting date some time after the first of the year.

Sincerely yours,

GRR:jmt

cc: Raphael Benaroya

365 WEST PASSAIC STREET | ROCHELLE PARK | NEW JERSEY | 07662
tel 201.909.2110	fax 201.909.3837	www.unitedretail.com

Exhibit 4

February 25, 2005

VIA FACSIMILE
VIA FEDERAL EXPRESS PRIORITY

Kenneth P. Carroll
Secretary
United Retail Group, Inc.
365 West Passaic Street
Rochelle Park, N.J. 07602

Dear Mr. Carroll:

This letter and its attachments constitute notice of the nomination of John Pound, Blair Lambert, Scott Galloway and Greg Shove as candidates for election as directors of United Retail Group Inc. (the “Company”) at the next annual meeting of the Company’s stockholders. This notice, pursuant to Section 6 of the Company’s bylaws, is being given by Integrity Brands Fund IIS, LLC (the “Fund”), a holder of record of 1,000 shares of the Company’s Common Stock. The Fund presently beneficially owns 678,585 shares, or 5.36%, of the Common Stock, of the Company. The undersigned is the Sole Managing Member of the Fund. The mailing address of the Fund is 358 Harvard Street, #313, Brookline, MA 02446. The telephone is 617-731-4070.

It is the intention of the Fund to appear through its agents and for attorneys-in-fact at the next meeting of stockholders of the Company to nominate the persons named in this notice to be directors of the Company.

Each of the nominees has agreed to stand for election as a Director of the Company, and to serve as a Director, if elected. A consent of each nominee to that effect is enclosed.

The three nominees, other than the undersigned, are all non-managing members of the Fund. Each of them has contributed personal holdings to the Fund, in exchange for his interest in the Fund. Be advised that Blair Lambert and I serve as Directors at the Gymboree Corporation [GYMB/NASDAQ], where he also holds the title COO/CFO. There are no other arrangements or understanding between myself, the Fund, and any of these individuals.

Schedule A hereto identifies each individual nominee, setting forth the information required under the Company’s bylaws. The biographic material for each individual contains all information required for director nominees under Section 14A of the Securities Exchange Act of 1934.

Very truly yours, INTEGRITY BRANDS FUND IIS LLC
/s/ John Pound
By: John Pound,
Managing Member

SCHEDULE A TO INTEGRITY BRANDS FUND II S LETTER DATED FEBRUARY 25, 2005

John Pound

Age: 49

Business address: Integrity Brands, Inc., 53 Westbourne Terrace, Brookline, MA 02446

Residence address:

Principal Employment: President, Integrity Brands, Inc.

Shares owned: Mr. Pound beneficially owns no United Retail Group Shares directly. However, Mr. Pound is the sole Managing Member of The Integrity Brands Fund IIS, a Delaware LLC. Mr. Pound received his interest in The Fund in exchange for his contribution of shares of United Retail Group to The Fund.

Additional information required under Section 14A:

Mr. Pound is the sole Managing Member of Integrity Brands Fund IIS, LLC, and has served as President and a director of Integrity Brands, Inc., a firm that originates and oversees investments in specialty retail and branded consumer products companies, since July 1999. From February 1998 to February 1999, Mr. Pound was Chairman and Chief Executive Officer of CML Group, Inc. and Chairman of its wholly-owned subsidiaries, Nordic Track and Smith & Hawken. From 1995 to 1997, Mr. Pound was a limited partner in The Trinity Fund I, L.P., an investment partnership, and an advisor to Thomas M. Taylor & Co., its general partner. From 1987 to 1997, Mr. Pound taught corporate finance and corporate governance at Harvard University.

Blair W. Lambert

Age: 47

Business address: Gymboree Corporation, 500 Howard St., San Francisco, CA

Residence address:

Principal Employment: COO/CFO, Gymboree Corp.

Shares owned: Mr. Lambert beneficially owns no United Retail Group Shares directly. However, Mr. Lambert is a non-managing Member of The Integrity Brands Fund IIS, a Delaware LLC. Mr. Lambert received his interest in The Fund in exchange for his contribution of shares of United Retail Group to The Fund.

Additional information required under Section 14A:

Mr. Lambert has served as COO/CFO of The Gymboree Corporation since January 2005. He is also President of Axios Vineyards, in Napa, CA. He was previously a private consultant for specialty retail companies since October 2001. In August 2003, Mr. Lambert joined Illuminations.com, Inc., a candle and home decorating solution manufacturer, as the Chief Financial Officer. He was named to the Illuminations.com, Inc. board of directors in October 2003. Illuminations.com, Inc. filed for bankruptcy protection on January 9, 2004. Mr. Lambert resigned from his operating role and the Illuminations board of directors in December, 204. Mr. Lambert served as the Chief Financial Officer of Bebe Stores, Inc. from June 1996 through October 2001. From 1988 to 1996, Mr. Lambert was employed by Esprit de Corp., a wholesaler and retailer of junior and children’s apparel, footwear and accessories, most recently serving as Corporate Vice President of Finance.

Scott Galloway

Age: 40

Business address: 42 W. 15th Street, NY NY

Residence address:

Principal Employment: Visiting Assistant Professor, Stern School of Business, New York University

Shares owned: Mr. Galloway beneficially owns no United Retail Group Shares directly. However, Mr. Galloway is a non-managing Member of The Integrity Brands Fund IIS, a Delaware LLC. Mr. Galloway received his interest in The Fund in exchange for his contribution of shares of United Retail Group to The Fund.

Additional information required under Section 14A:

Mr. Galloway has been a Visiting Assistant Professor, New York University Leonard N. Stern School of Business since September 2002. He served as a member of The Board of Diectors of RedEnvelope, Inc., an internet based direct to consumer business that he co-founded, from June 2002-Septebmer 2004, and also, from September 1997 to August 2000. From January 2000 to January 2002, Mr. Galloway served as the Chief Executive Officer and Chairman of the Board at Brand Farm. Mr. Galloway served as the Chief Executive Officer of Prophet Brand Strategy, Inc., a brand consulting firm, from June 1992 to January 2000 and was Chairman at Prophet from 2000 to 2002. Mr. Galloway received an MBA from the University of California at Berkeley and a BA in Economics from the University of California at Los Angeles.

Gregory P. Shove

Age: 43

Business address: Wimbledon Ventures/Greymagnet.com, 4662 Alpine Rd., Portola Valley, CA 94028

Residence address:

Principal Employment: Partner, Wimbledon Ventures, LLC.

Shares owned: Mr. Shove beneficially owns no United Retail Group Shares directly. However, Mr. Shove is a non-managing Member of The Integrity Brands Fund IIS, a Delaware LLC. Mr. Shove received his interest in The Fund in exchange for his contribution of shares of United Retail Group to The Fund.

Additional information required under Section 14A:

Mr. Shove has been a Partner and Mentor Capitalist with Wimbledon Ventures, a venture capital firm, since 2001. From February 2000 until December 2000, Mr. Shove was the Chairman of Katmango Inc., an e-commerce software company. From 1998 until 2000, Mr. Shove was the Vice President — Business Development, at America Online, Inc.

Exhibit 5

February 25, 2005

VIA FACSIMILE
VIA FEDERAL EXPRESS PRIORITY

George Remeta
Vice Chairman and Chief Administrative Officer
United Retail Group, Inc.
365 West Passaic Street
Rochelle Park, N.J. 07602

Dear George:

I enclose a copy of the notice of Integrity Brands Fund IIS, LLC (the “Fund”) of nomination of four candidates for election to the board of directors of United Retail Group, Inc. (the “Company”), in accordance with the Company’s bylaws.

At this time, the Fund has not decided whether to solicit votes on behalf of any or all of these director candidates. Rather, the Fund is submitting this notice to comply with the requirements imposed by the Company’s bylaws. It remains the Fund’s goal that the conversation that you and I began in January will continue and result in a mutually satisfactory agreement on the involvement of the Fund with the Company.

As you know, I first requested a meeting with you and Raphael a year and a half ago, in July of 2003. You and I finally had a preliminary meeting on January 18th of this year. Subsequent to that meeting, you suggested a follow-on dinner meeting with Raphael for mid-March. I look forward to continuing our discussions at that meeting.

Through this period I have made a continuing decision to respect your preferences in terms of the timing of discussions. But, given the stockholder meeting notification deadline, the Fund could not be left without the ability to act at the next stockholder meeting, should our discussions not progress, or if new concerns arise about the Company’s performance.

I believe that the nominees proposed by the Fund possess skill sets that are directly relevant to the Company’s challenges, and that our involvement could help speed the turnaround and expand the reach of the brand. I think you will see those skill sets reflected in the attached materials. Given the sales and margin trends of the past few years, we believe that the company needs to make substantial additional progress in the key areas of product design, merchandising, sourcing, and the management of its direct-to-consumer business, so as to drive both top line and margins. The Fund’s nominees have a record of recent successes in those areas. I believe that the Company’s stockholders would support the candidacies of nominees with skills in directly relevant areas of the business.

I recognize that this submission may not afford you a leisurely opportunity to evaluate the nominees. This is a byproduct of my effort to avoid disrupting your preferred timeline for our discussions, which I had hoped would have progressed faster. Unfortunately, the deadline in the bylaws is not something within the Fund’s control. We will be responsive to your needs in terms of evaluating any one of the listed director candidates.

Again, I look forward to meeting with you in mid-March, as you have proposed.

Very truly yours,
/s/ John Pound
John Pound